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March 6, 2015		Writer’s Direct Contact
+1 (202) 778.1655
JGood@mofo.com

Via E-Mail

Ms. Sonia Gupta Barros

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Jernigan Capital, Inc. – Registration Statement on Form S-11

File Number 333-202219

Dear Sonia:

As you, Scott Lesmes and I discussed yesterday afternoon, I am providing you under cover of this letter additional information regarding certain executed term sheets between Jernigan Capital, Inc. (the “Company”) and prospective borrowers supporting the Company’s position that it is not a “blind pool” and, therefore, is not subject to the disclosure requirements set forth in Industry Guide 5 (“Guide 5”) in connection with the above-referenced registration statement (the “Registration Statement”). Also included below is information about Dean Jernigan’s prior activities that will assist the Staff in its analysis of whether the prior performance information from Mr. Jernigan’s time as chief executive officer of Storage USA, Inc. and CubeSmart, Inc. already included in the Registration Statement is sufficient.

The Staff issued comment letters dated November 12, 2014 and December 9, 2014 on the Company’s draft submissions of the Registration Statement. In the comment letters, the Staff requested analysis as to why the disclosures required by Guide 5 are not required in the Registration Statement.

On November 19, 2014, the Company, in response to the Staff’s November 12, 2014 letter, stated that it had identified and expected to enter into term sheets with prospective borrowers who would borrow funds exceeding 75% of the net proceeds of the offering.

In its February 11, 2015 response to the Staff’s December 9, 2014 comment letter, the Company provided its analysis of why the term sheets entered into by the Company should be considered sufficient to support the conclusion that the Company is not conducting a blind

Ms. Sonia Gupta Barros

March 6, 2015

Page Two

pool offering subject to Guide 5. In that response letter, the Company stated that lenders in the commercial real estate market typically require borrowers to execute non-binding term sheets that contain the principal terms of anticipated loans. The Company also noted that upon the execution of a term sheet, the lender expends substantial resources to perform due diligence and prepare for closing. In our discussion yesterday afternoon, you asked for elaboration on our February 11, 2015 response that the term sheets that the Company had entered into supported the conclusion that the Company was not a blind pool.

Do the term sheets entered into by the Company and prospective borrowers support the conclusion that the Company is not a blind pool within the meaning of Guide 5?

We continue to believe that the term sheets executed by the Company and its anticipated borrowers sufficiently evidence a dedicated use of proceeds from the offering to support the conclusion that the Company is not a blind pool issuer.

In a document entitled “Commercial Loan Agreements – A Technical Guide for Microfinance Institutions” prepared by Cleary, Gottlieb, Steen & Hamilton, LLP for the Consultative Group to Assist the Poor, which is a guidebook to introduce microfinance borrowers to the lending process, on page 3 it is stated that:

“Most loan negotiations begin with the lender preparing a document variously called a term sheet, mandate letter or engagement letter….A term sheet can be thought of as the genetic code that will govern the contents of the final loan agreement. It should specifically state that it is not intended to be a binding obligation for either party so that neither party can assert that it is enforceable or that one party is liable to the other for costs incurred or action taken based on the term sheet. Borrowers usually are asked to indicate consent to the terms set forth in the term sheet by countersigning it. Accordingly, the best time for borrowers to negotiate or clarify financial terms is at the term sheet stage, because lenders will argue that their proposed lending terms are based on the term sheet. Borrowers should not assume that these basic terms will remain open for discussion after the draft loan agreement has been prepared, because lenders often receive approval from their credit committees or other internal bodies based on the term sheet…” (emphasis added)

In the context of the Company’s term sheets, even greater evidence of lender and borrower commitment exists. In the term sheets that the Company has executed to date, the borrower is required to make a cash deposit with the Company upon the later of execution of the term sheet or delivery of a ten day “due diligence” notice from the Company. The deposit is meaningful and is used to offset costs incurred by the Company in its diligence process; for example, in connection with a term sheet for a $5 million development loan, the Company has received a $15,000 deposit.

Ms. Sonia Gupta Barros

March 6, 2015

Page Three

We respectfully submit that this course of dealing is indicative of substantially more than a wishful exploration of a prospective business relationship. The existence of a detailed term sheet, the expenditure of time, effort and money by the Company in underwriting the loan and the commitment of at-risk capital by the prospective borrower reflects a commitment to ultimately consummate a transaction on the terms set forth in the term sheets. We believe this arrangement is analogous to, and possibly more reflective of a true commitment to close, than a real estate purchase and sale agreement where a REIT purchaser is able to terminate the contract and recover its earnest money within a 30 to 45 day due diligence period. Based on many years of prior dealings with the Staff in the context of property acquisitions, we believe the presence of real estate purchase and sale agreements of the nature described above is routinely deemed determinative of whether an acquisition is “probable.” We believe if the Company’s term sheets were instead signed purchase and sale agreements with typical due diligence walkaway rights, the Company would be providing financial statements under Rule 3-14 of Regulation S-X and we would not be debating the applicability of Guide 5 with the Staff. We respectfully submit that the only distinction between the Company’s term sheets and such acquisition contracts is the denomination of the latter as a “binding contract,” despite the purchaser’s ability to walk away at no cost, and the former’s denomination as a non-binding document, despite the commitment of real economic resources in a market where lenders are not in abundance. It is for that reason we continue to believe the Company should not be viewed as a blind pool to the extent that sufficient offering proceeds are earmarked for loans that are subject to signed term sheets.

Were Storage USA, Inc. and CubeSmart, Inc. real estate programs within the meaning of the prior performance provisions of Guide 5 and, if so, is additional prior performance information required in the Registration Statement?

Storage USA, Inc. (“SUSA”) was a Tennessee corporation founded by Mr. Jernigan in 1986, with a majority of its equity capital being provided by a family office unrelated to Mr. Jernigan (Mr. Jernigan contributed a portion of the equity capital). SUSA completed its initial public offering of common stock in March 1994 and elected REIT status for its 1994 tax year. After its IPO, SUSA operated as a self-managed and self-advised equity REIT whose shares were listed on the New York Stock Exchange. SUSA was in the business of purchasing, developing, owning and operating self-storage facilities. Proceeds from the IPO and later offerings of common stock and debt securities were utilized to acquire and develop self-storage properties. SUSA was sold to GE Capital in May 2002.

CubeSmart (formerly known as U-Store-It Trust) (“CUBE”) is a Maryland real estate investment trust formed through a series of formation transactions (including an initial public offering) by an individual unrelated to Mr. Jernigan. It completed its initial public offering of common shares and formation transactions in October 2004 and a follow-on public offering of common shares in October 2005. Since its formation and IPO, CUBE has

Ms. Sonia Gupta Barros

March 6, 2015

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operated as a self-managed and self-advised equity REIT whose shares are listed on the New York Stock Exchange. CUBE is in the business of purchasing, owning, operating and selectively developing self-storage properties. In April 2006, Mr. Jernigan was hired as the chief executive officer and appointed as a trustee of CUBE. He retired as chief executive officer and as a trustee on December 31, 2013.

Although not defined in Guide 5, the Securities and Exchange Commission (the “Commission”), in the Releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), has discussed what is meant by the term “program” as used in Guide 5. In Release No. 34-18161 (October 7, 1981), for example, the Commission described a “program” as a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which, “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” In addition, the “track record” information called for by Item 8 of Guide 5 and the accompanying Appendices reinforces this view of the Commission relating to what Guide 5 means when it calls for “track record information of ‘programs’ sponsored by the General Partner and its affiliates.”

SUSA could reasonably be characterized as a “program” sponsored by Mr. Jernigan when viewed with the benefit of hindsight, notwithstanding that SUSA ultimately was a large exchange-listed REIT whose articles of incorporation contemplated a perpetual existence. Mr. Jernigan founded SUSA in 1986. SUSA received capital from Mr. Jernigan and a small number of family and friends through small exempt offerings, acquired self-storage properties with such capital and continuously operated those properties until the SUSA IPO. SUSA raised substantial additional capital in its IPO and a number of additional public offerings of both equity and debt securities before it was acquired in 2002. Therefore, SUSA completed the cycle described in Release 34-18161, and Mr. Jernigan was at all times a controlling person through his role as CEO and chairman of the board of directors.

We believe that CUBE is not a program, as it was formed and funded entirely with the capital from a single family, raised money from the public only for the purpose of becoming a perpetually existing, exchange-listed company that operates self-storage facilities, and continues to raise capital and acquire properties with no present intention to liquidate.

Moreover, Mr. Jernigan was not the sponsor of CUBE. Utilizing what we believe to be the five factors considered by the Staff in determining whether a person should be deemed a “sponsor” of a prior program, Mr. Jernigan does not meet three of the five factors. First, Mr. Jernigan did not found CUBE, nor did he preside over the capital raises from which CUBE came into existence and commenced operations. Mr. Jernigan was a professional manager

Ms. Sonia Gupta Barros

March 6, 2015

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with extensive industry experience, hired by an independent board of directors 18 months after CUBE went public to turn around a distressed company under their oversight. Second, the CUBE board of trustees exercised substantial oversight over the investment activities of the company, particularly during the financial crisis in 2008 and 2009; therefore it would be inaccurate to state that Mr. Jernigan “controlled” the investment activities. While the company did raise capital from third parties during his tenure as CEO (one of the five factors that supports Mr. Jernigan as a sponsor) and invested in real estate throughout such tenure (another of the five factors), the third party investors were largely sophisticated institutional investors and not the retail investors for whose protection Guide 5 was intended. Such investors had frequent meetings with management, engaged in continuous analysis of the company’s operations and financial performance, and were in no respect “passive” in the same sense that typical retail investors are passive.

As I am sure you are aware, on pages 76 through 78 of the prospectus contained in the Registration Statement the Company presents certain return information regarding SUSA and CUBE. In anticipation that the Staff may request additional prior performance disclosure, we have prepared additional proposed disclosure that we believe would be responsive to the spirit of the Guide 5 prior performance requirements, which proposed disclosure is supplementally provided herewith. The Company and Mr. Jernigan are prepared to include such disclosure if requested by the Staff. While we continue to believe that Guide 5 does not apply because the offering is not a blind pool offering, and we continue to believe that prior performance information for CUBE is not required because CUBE is not a program, and even if it were, Mr. Jernigan did not act as the sponsor (SUSA prior performance information would not be required in any event because the company was sold almost 13 years ago), the Company believes, and we concur, that track record information from Mr. Jernigan’s almost 16 years as CEO of two separate self-storage companies is relevant and helpful to investors.

We look forward to working with you to finalize this disclosure.

Sincerely,

/s/ John A. Good

John A. Good

DRAFT — March 6, 2015

Additional Background of Our Chief Executive Officer

Mr. Jernigan has more than 30 years of experience in the self-storage industry, including a combined 16 years as the chief executive officer of Storage USA and CubeSmart, both New York Stock Exchange listed self-storage REITs.

Storage USA, Inc.

As noted above, Mr. Jernigan served as the chief executive officer of Storage USA from 1984 to 2002. Storage USA became a publicly traded company in 1994. Investors who held Storage USA common stock from its initial public offering in 1994 until its sale in 2002 received a 257% total return on their investment, assuming the reinvestment of dividends into the common stock. Storage USA benefited from a generally healthy economy and favorable operating environment for self-storage facilities from 1994 to 2002. However, during 1998 and 1999, the REIT capital markets experienced a correction, resulting in declines in REIT stock prices, generally, during 1998 and 1999, and a decline in Storage USA’s stock price in 1998 and a slight increase in 1999. Accordingly, Storage USA experienced minimal asset growth from 1998 until its sale in 2002.

Set forth below is the annual return on investment of investors in Storage USA during Mr. Jernigan’s tenure at the company, assuming the reinvestment of dividends into the common stock, as well as a comparison of Storage USA’s stock performance against the MSCI US REIT index and the S&P 500.

	1994	1995	1996	1997	1998	1999	2000	2001	2002
Total Return(1)
Storage USA	33.6%	27.0%	23.1%	12.8%	(12.8%)	2.6%	14.9%	43.2%	3.1%
MSCI US REIT	NA	12.9%	35.9%	18.6%	(16.9%)	(4.6%)	26.8%	12.8%	7.5%
S&P 500	0.1%	37.6%	23.0%	33.4%	28.6%	21.0%	(9.1%)	(11.9%)	(5.9%)

(1)	Storage USA data obtained from SNL Financial data provider. MSCI US REIT data obtained from MSCI website. S&P 500 data obtained from S&P website.

According to MSCI, the MSCI US REIT Index represents approximately 85% of the publicly-traded U.S. REIT market with each REIT in the index having a market capitalization of at least $100 million. It is comprised of equity REIT securities that belong to the MSCI US Investable Market 2500 Index. The MSCI US REIT Index includes only REIT securities that are of reasonable size in terms of full and free float-adjusted market capitalization to ensure that the performance of the equity REIT universe can be captured and replicated in actual institutional and retail portfolios of different sizes. The REITs that are included in the MSCI US REIT Index reflect a board spectrum of real estate sectors, including REITs that operate in the office, retail, hotel, multifamily, industrial, healthcare and storage sectors in one or more regions of the United States or across the entire United States. We believe that the MSCI US REIT Index is an industry benchmark used by investors for purposes of comparing stock performance and stockholder returns. However, comparison of Storage USA’s stock performance to the performance of the MSCI US REIT Index may be limited due to the differences between Storage USA and the other companies represented in the MSCI US REIT Index, including with respect to size, asset type, geographic concentration and investment strategy. The information regarding total return to stockholders achieved by Storage USA is not a guarantee or prediction of the returns that we may achieve in the future, and we can offer no assurance that we will be able to replicate these returns.

The table below sets forth Storage USA’s, net income, assets, liabilities, stock price, and dividends per share during the same period. This information was obtained from Storage USA public filings with the SEC. We have not independently verified the accuracy of such data and make no representation as to the accuracy of such data.

Storage USA

(dollars in thousands, except per share data)

	1994 (1)		1995	1996	1997	1998	1999	2000	2001	2002 (3)
Revenues	$30,830		$68,007	$107,309	$160,570	$227,713	$252,718	$264,508	$295,370	$—
Net Income	14,243		29,153	43,526	62,416	60,398	63,947	62,237	64,232	—
Assets	280,173		509,525	845,245	1,259,800	1,705,627	1,754,919	1,766,770	1,756,334	—
Liabilities	25,482		151,338	270,117	564,385	847,872	907,881	967,081	953,242	—
High Stock Price	21.75		32.75	38.63	41.75	41.06	35.06	32.63	43.50	43.19
Low Stock Price	27.88		26.50	30.50	35.63	28.56	26.44	27.13	29.74	42.11
End of Year Stock Price	27.50		32.63	37.63	39.94	32.31	30.25	31.75	42.10	42.68
Dividends Per Share	1.41	(2)	2.04	2.25	2.40	2.56	2.68	2.76	2.84

(1)	Pro forma for the period January 1, 1994 through December 31, 1994.
(2)	For the period March 24, 1994 (inception) through December 31, 1994.
(3)	Values from beginning of year until sale. Data not presented is not available.

CubeSmart, Inc.

In 2006, Mr. Jernigan became the chief executive officer of U-Store-It Trust, now known as Cubesmart (NYSE: CUBE). During Mr. Jernigan’s tenure as chief executive officer, investors in CubeSmart received a 15% total return on their investment, including 308% total return over his last five years as chief executive officer. Mr. Jernigan served as chief executive officer of CubeSmart during the 2007 to 2009 recession that negatively impacted the performance of public companies within the self-storage industry, as well as during the generally favorable operating environment following the recession through the end of Mr. Jernigan’s tenure at CubeSmart. During this period, CubeSmart disposed of a significant number of underperforming self-storage facilities and faced substantial debt maturities on its line of credit, with a resulting significant decline in its stock price in 2007 and 2008. In 2009 and 2010, CubeSmart completed its recycling of capital through disposition of underperforming assets, reduced its dividend to preserve cash, raised significant additional equity capital, entered into a new credit facility with a longer term and began acquiring self-storage facilities.

Set forth below is the annual return on investment of investors in CubeSmart during Mr. Jernigan’s tenure at the company, assuming the reinvestment of dividends into common stock, as well as a comparison of CubeSmart’s stock performance against the MSCI US REIT index and the S&P 500.

	2006 (1)	2007	2008	2009	2010	2011	2012	2013
Total Return(2)
CubeSmart	13.6%	(52.3%)	(48.0%)	68.8%	31.9%	15.0%	41.8%	12.5%
MSCI US REIT	22.5%	(16.8%)	(38.0%)	28.6%	28.5%	8.7%	17.8%	2.5%
S&P 500	9.9%	(5.5%)	(37.0%)	26.5%	15.1%	2.1%	16.0%	32.4%

(1)	Calculated from the time Mr. Jernigan began his tenure at CubeSmart until the end of the year.
(2)	CubeSmart data obtained from CubeSmart SEC filings. MSCI US REIT data obtained from MSCI website. S&P 500 data obtained from S&P website. We have not independently verified the accuracy of such data and make no representation as to the accuracy of such data.

The table below sets forth CubeSmart’s net income, assets, liabilities, stock price, and dividends per share during the same period. This information was obtained from CubeSmart’s public filings with the SEC. We have not independently verified the accuracy of such data and make no representation as to the accuracy of such data.

CubeSmart

(dollars in thousands, except per share data)

	2006	2007	2008	2009	2010	2011	2012	2013
Revenues	$213,112	$229,167	$236,400	$217,289	$216,826	$237,605	$283,076	$318,395
Net Income	(8,551)	(13,077)	2,792	(332)	(6,019)	2,447	3,628	41,994
Assets	1,615,339	1,687,831	1,597,659	1,598,870	1,478,819	1,875,979	2,150,319	2,358,624
Liabilities	930,948	1,083,230	1,028,705	814,146	668,266	830,925	1,112,420	1,229,142
High Stock Price	22.66	23.20	13.38	7.60	9.56	11.39	14.67	19.48
Low Stock Price	16.05	9.16	3.62	1.40	6.31	8.04	10.30	14.24
End of Year Stock Price	20.55	9.16	4.45	7.32	9.53	10.64	14.57	15.94
Dividends Per Share	1.16	1.05	.565	.100	.145	.290	.350	.460